Exhibit 99.1

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 May 2023	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Lufax Holding Ltd

Date Submitted:	06 June 2023

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note 1)	Yes
Stock code	06623	Description

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	10,000,000,000	USD	0.00001	USD	100,000
Increase / decrease (-)	0			USD	0
Balance at close of the month	10,000,000,000	USD	0.00001	USD	100,000

Total authorised/registered share capital at the end of the month:   USD                                100,000

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note 1)	Yes
Stock code	06623	Description
Balance at close of preceding month	1,146,108,643
Increase / decrease (-)	1,475
Balance at close of the month	1,146,110,118

Remarks:

The ordinary shares of Lufax Holding Ltd (the “Company”) excludes the treasury shares held by the Company, which comprised the shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans).

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Type of shares issuable		Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)		Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)			06623
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month	Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2014 Share Incentive Plan adopted in December 2014 - award of options (which is amended from time to time)	14,118,455	0	14,118,455		14,118,455	11,710,254

General Meeting approval date (if applicable)
Total A (Ordinary shares):
Total funds raised during the month from exercise of options: USD

Remarks:

As of May 31, 2023, (i) 11,710,254 shares of the Company (equivalent to 23,420,508 ADSs of the Company) may be issued upon exercise of all share options to be granted under the 2014 Share Incentive Plan (adopted in December 2014 and amended from time to time) (the “2014 Share Incentive Plan”); and (ii) 23,714,710 shares of the Company (equivalent to 47,429,420 ADSs if the Company) are available for future grant under the aggregate scheme mandate limit under the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan (adopted in September 2019 and amended from time to time).

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)

1. Type of shares issuable	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		06623

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto (C)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	Ping An Convertible Promissory Notes	USD	976,900,000		976,900,000		74,402,132

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)
Subscription/Conversion price		USD 13.13
General Meeting approval date (if applicable)

2).	C-Round Optionally Convertible Notes	USD	1,157,630,000		1,157,630,000		44,495,717

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)
Subscription/Conversion price		USD 26.02
General Meeting approval date (if applicable)

Total C (Ordinary shares):

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Type of shares issuable	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes

Stock code of shares issuable (if listed on SEHK) (Note 1)		06623

Description			General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1).	2019 Performance Share Unit plan, adopted in September 2019 - performance share units (which was amended from time to time)			1,475	734,873

	Total D (Ordinary shares):			1,475

(E). Other Movements in Issued Share Not applicable

Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E)	1,475

IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Yong Suk CHO

Title:	Chairman of the Board of Directors and Chief Executive Officer

(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“type of shares issuable” should be construed as “type of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”